H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	Maxim TEP, Inc.
Amendment # 4 to Registration Statement on Form 10
Filed September 18, 2008
File No. 000-53093

Dear Mr. Schwall:

This correspondence provides supplemental information regarding items discussed in our recent telephone conversation with certain Staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 25, 2008.

Further Comment on License Impairment Analysis
The company made its impairment analysis as of and for the year ended December 31, 2007 much earlier this year in connection with our 2007 audit. At that time, the Impairment analysis submitted to the staff assumed that Revenues for the license technology would begin in the third quarter of 2008. This analysis also assumed that training for the division would begin in the 2nd quarter of 2008, with no additional expenses incurred other than the annualized projected costs for the division (all of these are soft costs, such as salaries and benefits, and corporate fees, such as rent, telephone, office supplies, etc.). The company anticipated having the financial and human resources to accomplish this after its core business was up and running, conditioned upon obtaining the appropriate financing.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

1st Year Expenses (4th Quarter)		Full Year Expenses
Overhead	Annual	Overhead	Annual

Sales Manager	$45,000.00	Sales Manager	$60,000.00
Sales Person 1	$37,500.00	Sales Person 1	$50,000.00
Health Insurance	$3,750.00	Health Insurance	$5,000.00
Travel & Entertainment	$15,000.00	Travel & Entertainment	$20,000.00
Corporate Fee	$33,750.00	Corporate Fee	$45,000.00
Start Up Costs	$45,000.00
		Total Overhead	$180,000.00
Total Overhead	$180,000.00

As of September 26, 2008, the company has not raised the sufficient financial resources for its core business and has delayed hiring the human resources necessary to develop this division and fully exploit the technology assets. The company is in the process of raising funding for its core business and should it be successful, the company will develop this division as planned.

Attached is a synopsis of the 5 year forecast that the company described in yesterday’s conference call with the Staff. The company has considered impairment of these assets in each quarter of this year and will continue to do so, pending the results of the proposed capital raise. To date, the company, in consultation with its independent public accountants, has determined that further impairment of the technology assets is not appropriate for the following reasons:

a)
Management believes that the assets can be sold, at any time, for a price greater than their book value, whether or not the company is ultimately able to procure the resources to exploit the assets as planned;

b)	Management believes that it will close a transaction imminently, resulting in sufficient resources to exploit the technology assets according to plan; and
c)	Management has received inquiries from third parties indicating demand for the services proposed to be provided by the company’s technology division.

For all of these reasons, the company and its outside accountants, have not changed the impairment analysis presented to the Staff.

Explanation of Patent Amortization:
Patent:
Effective September 12, 2006, the Company and Mr. Landers entered into a formal purchase and sale agreement to purchase Mr. Landers' right, title and interest in and to the Landers Horizontal Drill Technology for $4,750,000. At that time, the patent had a remaining useful life of 7 years to reach its expiration date of 10/01/2013 (20 years from the initial application date of the base patent). Based on the remaining life of 7 yrs, monthly amortization was computed at $56,547 from 10/01/06 - 10/01/2013.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

License:
Effective March 8, 2005, the Company entered into an assignment of a license agreement with Verdisys, Inc. ("Verdisys") whereby Verdisys will assign all its right, title, and interest in its Verdisys License for $1,300,000. At that time, the license had a remaining useful life of 7.75 years to reach its expiration date of 10/01/2013 (20 years from the initial application date of the base patent). Based on the remaining life of 7.75 yrs, monthly amortization was computed at $13,978 from 1/1/06 - 10/01/2013.

JV LHD Technology:
During 2004, the Company entered into a joint venture agreement with a related party to utilize the LHD Technology and trade secrets, which is designed as a secondary enhancement technique for the purpose of stimulating oil and gas production by opening lateral channels extending radially from the well bore or horizontally into the oil and natural gas producing reservoir. The joint venture also includes the use of certain down-hole equipment. The agreement may be terminated by mutual consent of both parties at any time, and if for cause, termination must be in writing or may be terminated immediately in writing should the Company cease doing business or for other causes, as defined. At December 2006 and 2005, the Company has recorded $15,000 as an intangible asset to account for the license to use the LHD Technology and related trade secrets. No amortization due to indefinite life of the intangible asset

At December 31, 2007 our Net Intangible Assets are $4,881,302 which is comprised of the following:

Patent, Net Book Value	$3,901,786
License, Net Book Value	$964,516
LHD License (2005 non related license)	$15,000
Net Intangible Assets	$4,881,302

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, company counsel, at (713) 547-2007.

Sincerely,

Robert D. Johnson
Chief Executive Officer

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Revenue to Begin 3rd Quarter and Expenses to Begin 2nd Quarter

Maxim TEP, Inc. 5 Year Summary
Consolidated Proforma

Price: $100 barrel of oil and $8 MCF natural Gas

ASSUMPTION: 60 DAY LAG BETWEEN DEVELOPMENT AND CASH FLOW FROM PRODUCTION

Technology

	2008	2009	2010	2011	2012	2013	5 Year Total
Income Statement							
Total Gross Oil Sales	2,374,813	52,727,527	77,375,179	70,011,957	62,958,762	56,285,944	321,734,181
Total Gross Gas Sales	2,352,151	16,386,780	31,898,753	38,018,053	36,976,123	35,547,798	161,179,659
Total Other Revenue	-	1,015,000	1,680,000	2,250,000	2,720,000	3,295,000	4,945,000
Total Gross Sales	**4,726,964**	**70,129,306**	**110,953,932**	**110,280,010**	**102,654,886**	**95,128,742**	**487,858,839**
Severance Taxes	(189,102)	(4,762,370)	(6,070,293)	(5,483,809)	(4,894,081)	(4,321,564)	(25,721,219)
Total Net Sales	4,537,862	65,366,937	104,883,639	104,796,201	97,760,805	90,807,177	462,137,620
Mineral Rights Royalty	(1,055,577)	(13,845,788)	(22,997,067)	(23,065,042)	(21,507,964)	(19,943,679)	(102,415,118)
Working Interest Partners	(327,744)	(4,081,532)	(3,783,591)	(3,423,534)	(3,301,097)	(3,176,619)	(18,094,118)
Maxim Net Revenue	**3,154,540**	**47,439,617**	**78,102,981**	**78,307,624**	**72,951,744**	**67,686,879**	**341,628,385**
Total LOE Costs	177,152	1,416,274	1,416,274	1,416,274	1,416,274	1,416,274	7,258,521
Expenses Other Revenue		180,000	189,000	198,450	208,373	218,791	
Corporate Gen & Admin Expenses	3,261,316	2,993,559	2,993,559	2,993,559	2,993,559	2,993,559	18,229,109
Income from Operations	**(283,928)**	**42,849,784**	**73,504,149**	**73,699,342**	**68,333,539**	**63,058,256**	**317,557,029**
Interest Expense / (Income)	-	-	-	-	-	-	-
Depreciation & Amortization	-	-	-	-	-	-	-
Other Expense / (Income)	-	-	-	-	-	-	-
Income Taxes	-	-	-	-	-	-	-
Net Income	**(283,928)**	**42,849,784**	**73,504,149**	**73,699,342**	**68,333,539**	**63,058,256**	**317,557,029**

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”